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TELEPHONE: 757-687-7500
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Thomas M. Rose	Direct Dial: 757-687-7715
Thomas.Rose@troutmansanders.com	Direct Fax: 757-687-1529

June 30, 2006

Mr. Owen Pinkerton
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, DC 20549

Re:	Carbiz, Inc. (“Carbiz” or the “Company”)
Registration Statement on Form SB-2
Amendment No.1 filed March 8, 2006
Registration No. 333-129408

Dear Mr. Pinkerton:

          On behalf of Carbiz, set forth herein are Carbiz’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2006, with respect to Amendment No.1 to the Form SB-2 filed with the Commission on March 8, 2006. Attached hereto as Exhibit A, is a clean version of the updated Amendment No. 2 to the Form SB-2 (the “Form SB-2 Amendment”).

          Courtesy copies of this letter and clean and marked versions of the Form SB-2 Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from the Form SB-2 as previously filed with the Commission.

          All responses provided herein are based solely on information provided by the Carbiz.

          For your convenience, we have reprinted the Staff’s written comments below prior to Carbiz’s responses.

ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH
RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

SEC COMMENT:

COVER PAGE

1.

We re-issue prior comment 5 that asked that you include a price or price range at which selling securityholders may sell their shares pursuant to this registration statement prior to a market developing on the OTC Bulletin Board. Since there is no assurance that the trading price on the OTC Bulletin Board will be substantially the same as the trading price on the TSX, please include a pricing range or an expected range of deviation from a recent trading price on the TSX at which selling securityholders may sell their shares prior to quotation on the OTC Bulletin Board.

CARBIZ’S RESPONSE:

Carbiz has included the statement that it anticipates that the trading price for its common shares when quoted on the OTC Bulletin Board will initially be equal to the trading price for its common shares on the TSX Venture Exchange subject to any difference in currency exchange rates between the United States and Canada.

SEC COMMENT:

RISK FACTORS

IF WE DO NOT ACHIEVE A QUOTATION OF OUR COMMON SHARES ON THE OVER-THE-COUNTER…PAGE 6

2.

Please update your disclosure under this heading and any other relevant portion of the prospectus in light of the fact that your common shares will not be quoted by April 6, 2006. Please specify whether you were able to obtain a waiver from the debenture holders and, if so, the material terms of such waiver, including any penalties you are subject to.

CARBIZ’S RESPONSE:

Carbiz updated its disclosure in the Form SB-2 Amendment to reflect the fact that its common shares were not quoted on the OTC Bulletin Board by April 6, 2006. Further, in several places in the Form SB-2 Amendment, including page 6, Carbiz has disclosed that an extension was obtained from all but one of its debenture holders and disclosed the material terms of such extension.

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Mr. Owen Pinkerton
June 30, 2006

SEC COMMENT:

THE CONCENTRATION OF COMMON SHARE OWNERSHIP BY OUR DIRECTORS, OFFICERS…PAGE 9

3.

We re-issue the first part of prior comment 21 that requested that you separately disclose the aggregate ownership of officers and directors. In addition, please confirm that the information under this heading is consistent with the information found on page 49 that shows the aggregate ownership of officers, directors and 5 percent stockholder to be less than what is presented here.

CARBIZ’S RESPONSE:

Carbiz revised the language on page 7 of the Form SB-2 Amendment to disclose the aggregate beneficial ownership of its officers and directors. This information is consistent with the information contained on pages 39 and 40 after excluding shareholders who are not officers and directors that beneficially own 5 percent or greater of Carbiz’s common shares.

SEC COMMENT:

FEDERAL AND STATE REGULATIONS OF LOANS MADE IN ANTICIPATION OF TAX REFUNDS…PAGE 17

4.

In your response to previous comment 29, please discuss more specifically any material impact of the North Carolina regulations on your business. Currently, it is unclear whether the regulation has had the impact of preventing you from operating the Tax Max segment of your business in North Carolina or whether it has slowed your Tax Max business in that region, and if so, to what extent specifically.

CARBIZ’S RESPONSE:

As disclosed in several places in the Form SB-2 Amendment, Carbiz has sold its TaxMax business and, as a result, this risk factor has been removed from the Form SB-2 Amendment as Carbiz believes that it is no longer relevant to its current business.

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Mr. Owen Pinkerton
June 30, 2006

SEC COMMENT:

MANAGEMENT

ESCROWED SHARE TABLE, PAGE 47

5.

We note that the escrowing of these shares was required by the TSX Venture Exchange. Please disclose whether having your securities quoted on the OTC Bulletin Board changes the release schedule noted here. If all shares will be released upon the quotation of your common shares on the OTC Bulletin Board, please disclose this and include comparable disclosure regarding the dilutive effect this would have on existing stockholders.

CARBIZ’S RESPONSE:

The delisting of Carbiz’s common shares from the TSX Venture Exchange does not result in the automatic release of the common shares held in escrow. Instead, the parties to such agreement must file an application with the TSX Venture Exchange to have the escrow removed. In light of the specific shareholders subject to the escrow and the number of other common shares owned by such shareholders that are not subject to such escrow, Carbiz believes it is unlikely that such parties will file such an application with the TSX Venture Exchange. Statements to this effect have been included on page 38 of the Form SB-2 Amendment.

SEC COMMENT:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 48

6.

Please ensure that all 5 percent owners are included in this table. We note from the Selling Securityholders table that Jon Kochevar and Vicis Capital Master Fund appear to be 5 percent holders of your common stock. In addition, it appears that, based on an aggregate of 51,714,329 outstanding common shares (which includes the conversion of the debentures) officers and directors own well over 50 percent of the total issued and outstanding common stock, rather than 47.7 percent. Please revise or advise us as to how you calculated this.

CARBIZ’S RESPONSE:

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Mr. Owen Pinkerton
June 30, 2006

All shareholders who currently hold or will hold after the conversion of the 5% convertible debentures 5 percent or greater of Carbiz’s common shares have been included in the table on pages 39 and 40 of the Form SB-2 Amendment. The beneficial ownership of our officers and directors has been calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, which requires that we include options and warrants that are exercisable or convertible within 60 days of an identified date. Due to certain officers and directors holding numerous options and warrants that are required to be added into both the numerator and the denominator of such calculations, it results in a reduced percentage of beneficial ownership for each such person and all such persons as a group.

SEC COMMENT:

AUDITED FINANCIAL STATEMENTS

GENERAL

7.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

CARBIZ’S RESPONSE:

Carbiz has included financial information as of January 31, 2006 in the Form SB-2 Amendment. Carbiz will continue to monitor the financial statement updating requirements of Item 310(g) of Regulation S-B.

SEC COMMENT:

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 2 OF 28

8.	In your next amendment please separately disclose revenues and cost of revenues by type on the face of the income statement as required by Question 1 of SAB Topic 13.B.

CARBIZ’S RESPONSE:

Carbiz has separately disclosed revenues and cost of revenues by type on the face of the income statements in the year ended January 31, 2006 and January 31, 2005 financial statements included in this Form SB-2 Amendment.

SEC COMMENT:

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 4 OF 28

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

9.	In your next amendment please disclose the gross changes in your working capital balances on the face of your cash flow statement.

CARBIZ’S RESPONSE:

Carbiz has disclosed the gross changes in its working capital balances on the face of its cash flow statements in the year ended January 31, 2006 and January 31, 2005 financial statements included in this Form SB-2 Amendment.

SEC COMMENT:

NOTE 11 - CONVERTIBLE DEBENTURE, PAGE 18 OF 28

10.

We note your response to our previous comment 57. Please tell us what will happen to the Convertible Debentures if the registration statement does not go effective and you are not listed on the OTCBB. In that event, tell us if:

  the debt will remain debt and the conversion features lapse,

  there are any additional penalties you would incur, and if so, the amount of penalties, and you could settle the debt with unregistered shares.

CARBIZ’S RESPONSE:

Since Carbiz submitted its response to your previous comment 57, it has retroactively adopted revised accounting treatment related to the issuance of the convertible debentures in October 2004 consistent with EITF 98-5 and 00-19. Such convertible debentures were determined to have a beneficial conversion feature with the beneficial conversion feature recognized as a discount to the debt. The beneficial conversion was originally valued at its intrinsic value under EITF 98-5, classified as equity and interest expense was recognized over the term of such debentures. In researching this treatment in response to your prior comments, Carbiz reevaluated EITF 98-5, paragraph 13 which says in part “(a) a security that becomes convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event. The Task Force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.” Carbiz believes its convertible debentures follow this fact pattern with the beneficial conversion feature contingent upon its common shares being quoted

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Mr. Owen Pinkerton
June 30, 2006

on the OTC Bulletin Board and delisted from the TSX Venture Exchange.

As such, if the Form SB-2 registration statement does not go effective and Carbiz and its common shares are not quoted on the OTCBB and delisted on the TSX Venture Exchange, the debt will remain and become due on October 6, 2006 and the beneficial conversion feature would not have been recognized. Because the debentures become convertible only when Carbiz’s common shares are quoted on the OTCBB and delisted from the TSX Venture Exchange, the contingent beneficial conversion feature is not recognized in earnings until the contingency is resolved.

As a result of this change, the comparative figures have been restated retroactively to reflect this accounting treatment and the year ended January 31, 2005 financial statements included in the year ended January 31, 2006 financial statements have been re-stated and identified and are included in the Form SB-2 Amendment. See note 1(a). As a result of this restatement, the equity portion of the convertible debentures has decreased from $794,523 to $Nil, the debt portion of the convertible debentures has increased from $766,034 to $1,252,614, interest and other expenses has decreased from $290,893 to $126,908, net loss for the year has decreased from $1,833,543 to $1,669,558, and comprehensive loss for the year has decreased from $1,932,384 to $1,768,399. The loss per share changed from ($0.05) per share to ($0.04) per share.

If the Form SB-2 registration statement does not go effective, Carbiz incurs no additional penalties. The conversion option is not terminated, however it remains inoperable until such time that the registration statement is declared effective, if ever. Carbiz would only be responsible for repayment of principal and accrued interest on the debentures at the maturity date. In this event, the debt would be paid in cash under the terms of the debenture. So while it is true that any additional shares related to warrants due on conversion could be settled with unregistered shares, Carbiz could not settle the debenture debt in registered shares if the registration statement does not go effective.

SEC COMMENT:

11.	Please disclose on the face of the balance sheet in the equity section that you have an unlimited number of unauthorized shares of common stock.

CARBIZ’S RESPONSE:

Carbiz has disclosed on the face of the balance sheet in the equity section in the fiscal year ended January 31, 2006 and January 31, 2005 financial statements included in this Form SB-2 Amendment that it has an unlimited number of authorized common shares.

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

SEC COMMENT:

12.

We note your response to our previous comment 58. Please disclose that the additional warrants were not issued and why the additional warrants were not issued. Also disclose if any inducement was offered to the holders of the 2004 Convertible Debentures in lieu of receiving the additional warrants.

CARBIZ’S RESPONSE:

As Carbiz was unable to quote its common shares on the OTC Bulletin Board and delist its conmmon shares from the TSX Venture Exchange by April 10, 2005, Carbiz is required to issue to the subscribers, class A warrants and class B warrants equal in number to 2% of the number of each of the class A warrants and class B warrants plus an additional 1% for each subsequent 30 day period thereafter (the “Additional Warrants”), all to be issued only upon conversion of the convertible debentures. The total number of the Additional Warrants to be issued is limited to 6% of the class A warrants and the class B warrants to be issued upon conversion of the convertible debentures. The provision for Additional Warrants on the October 6, 2004 amended issue and the October 6, 2005 new issue would result in the issuance of 946,085 Additional Warrants upon conversion. Because the debentures becomes convertible only when Carbiz’s common shares are quoted on the OTC Bulletin Board and delisted on the TSX Venture Exchange, the Additional Warrants will not be recognized in earnings until the contingency is resolved. This disclosure has been added to Note 11 to the year ended January 31, 2006 financial statements included in the Form SB-2 Amendment.

No inducement was offered to the holders of the convertible debentures in lieu of receiving the additional warrants. At maturity, Carbiz was not obligated to provide the additional warrants unless conversion had taken place. Each holder was provided the option to be paid at maturity or elect to extend the maturity date of the debentures. The holders of the convertible debentures would receive their Additional Warrants only upon conversion, and the exercise price of all warrants were adjusted as detailed in Note 11 to the year ended January 31, 2006 financial statements included in the Form SB-2 Amendment.

SEC COMMENT:

UNAUDITED FINANCIAL STATEMENTS

NOTE 5 - CONVERTIBLE DEBENTURE, PAGE 8

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

13.

We note your response to our previous comment 62. Please provide us with your analysis under EITF 96-19 and 05-7 that details the specific factors that lead you to account for the exchange of the 2004 Convertible Debentures for the 2005 Convertible Debentures as a modification rather than an extinguishment. Provide us with a calculation of the future cash flows compared to historical cash flows in order to distinguish whether the exchange constituted an extinguishment or a modification. In addition, please provide us your calculation of the fair values of the Convertible Debentures and the conversion features for both the 2004 and 2005 Convertible Debentures.

CARBIZ’S RESPONSE:

As indicated in Carbiz’s response to comment 10 above, Carbiz has retroactively adopted revised accounting treatment related to the issuance of the convertible debentures in October 2004 consistent with EITF 98-5 and 00-19.

In October 2005, the convertible debentures issued in October 2004 reached maturity. Carbiz completed a second round of financing, at which point a portion of the October 2004 debentures were repaid with proceeds from a new convertible debenture financing and a portion of the October 2004 debentures were extended.

The portion of the October 2004 debentures that were repaid were treated as the payment of the debt at maturity. On October 6, 2005, Carbiz completed the issuance of convertible debentures for gross proceeds of $690,318 and used the proceeds primarily to repay $673,000 of maturing debentures plus accrued interest thereon.

Carbiz agreed to an extension of terms for those holders of maturing 2004 debentures that did not elect to be paid in cash. In the original accounting treatment of the portion of the October 2004 debentures that were extended, as well as in the accounting treatment retroactively adopted, that extended portion was treated as an extinguishment, not as a modification as noted above.

Carbiz developed cash flows for the extended debentures and the original debentures which included the original proceeds, less issue costs and interest from May 1, 2005 to October 5, 2005 following guidance in EITF 00-19. Carbiz also included in its analysis of changes in cash flows, as described in EITF 05-07, the change in estimated fair values of the beneficial conversion feature based on the revised exercise price and number of warrants. Carbiz’s calculations indicated the effect on the present value of cash flows to be substantial, or greater than 10% compared to the original October 2004 convertible debentures before amendment.

Carbiz considered the guidance in EITF 96-19 indicating under an extinguishment that a fair

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

value should be determined for the amended debentures. Carbiz believes the value of the new debentures to be equal to the value of the debentures considered retired similar to the guidance described in EITF 00-27, Issue 11. Carbiz determined the fair value of the extended debentures at $655,029. Also, Carbiz reviewed the appropriateness of applying a portion of the estimated extinguishment proceeds to the beneficial conversion feature. Carbiz does not believe a gain or loss should result because Carbiz never recognized the original beneficial conversion feature pending resolution of the contingency.

Carbiz calculated the amount of the amended issuance and the beneficial conversion features using the guidance of EITF 00-27, Issue 15.

In evaluating the amount to allocate to the beneficial conversion feature, Carbiz used gross proceeds in the calculation per the guidance of EITF 00-27, Issue 6, paragraph 22. The common shares were valued at their market price. The warrants were valued using a Black-Scholes Model with an expected life of five years, annualized volatility 90%, dividends 0%, and a discount rate of 3.432% .

Carbiz calculated the fair value of the 2004 convertible debentures based on the proceeds of $1,312,927, less costs of $89,079. The portion allocated to the beneficial conversion feature using the method noted above was $650,565.

Based on the procedures outlined above, Carbiz determined that the October 6, 2005 convertible debentures contained a beneficial conversion feature represented by the excess of the fair value of common shares and warrants issuable on conversion of the debentures, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion. The portion of the $690,318 proceeds from the issuance of the 2005 convertible debentures allocated to the beneficial conversion feature is $259,629.

In addition, the extended and amended convertible debentures also contained a beneficial conversion feature represented by the excess of the fair value of common shares and warrants issuable on conversion of the debentures, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion. The portion of the $655,029 proceeds from the amendment of the 2004 convertible debentures allocated to the beneficial conversion feature is $246,357.

Because both the newly issued debentures and amended debentures become convertible only when Carbiz’s common shares are quoted on the OTC Bulletin Board and delisted on the TSX Venture Exchange, the contingent beneficial conversion feature for each will not be recognized in earnings until the contingency is resolved. All of these items have been disclosed in Note 11 to the year ended January 31, 2006 financial statements included in the Form SB-2 Amendment.

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

SEC COMMENT:

14.

Please tell us what happened to the warrants and any additional warrants that had to be issued because you were not listed by April 10, 2005 related to the debt that was repaid from the proceeds of the 2005 Convertible Debenture. Disclose the number of additional warrants you must issue. In addition, please disclose the status of these warrants in your financial statements.

CARBIZ’S RESPONSE:

As noted in Carbiz’s response to comment 12, no warrants have been issued and will not be issued until conversion, which is contingent upon Carbiz’s common shares being quoted on the OTC Bulletin Board and delisted from the TSX Venture Exchange. As further indicated in our response to comment 12, the number of these Additional Warrants have been disclosed in Note 11 to the year ended January 31, 2006 financial statements included in the Form SB-2 Amendment. As previously stated, because the debentures become convertible only when the conditions stated above are met, any warrants will not be recognized in earnings until the contingency is resolved.

SEC COMMENT:

15.

Disclose your accounting for the additional warrants. It does not appear that you recorded the additional warrants in your financial statements. Please explain the basis for their non-recordation, as it appears you have incurred a liability to issue the additional warrants offset by a deferred expense for the fair value of the additional warrants. The deferred expense should be amortized over the remaining life of the debentures to their original due date of October 12, 2005. See Issue 7 of EITF 00-27.

CARBIZ’S RESPONSE:

As noted in Carbiz’s response to comments 12 and 14, the Additional Warrants have not been recorded. The basis for their non-recordation continues to be SFAS 5. Carbiz determined that given the amount of work required to complete the proposed filing and the fact that approval from the SEC and NASD were not assured, it was still not certain that the contingency has been resolved or ever will be resolved. Carbiz has disclosed the number of Additional Warrants in Note 11 to the year ended January 31, 2006 financial statements. Carbiz does not believe Issue 7 of EITF 00-27 is appropriate guidance, as the Additional Warrants may never be issued unless Carbiz’s common shares are quoted on the OTC Bulletin Board and delisted on the TSX Venture Exchange.

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

SEC COMMENT:

NOTE 6 - RELATED PARTY TRANSACTIONS, PAGE 11

16.

We have considered your response to comment 61 and request further clarification on how you determined consolidation was appropriate under FIN 46(R). Advise us how you determined the joint venture was a variable interest entity under paragraph 5 of FIN 46(R).

CARBIZ’S RESPONSE:

In determination of the appropriate consolidation of the joint venture, Carbiz evaluated FIN 46(R), paragraph 5b which says in part: “As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity.”

Carbiz determined the joint venture was a variable interest entity under paragraph 5b because by the design of the joint venture, Jonross, Inc. (“Jonross”), the joint venture equity holders, do lack the characteristics of control, in that Carbiz or its board members essentially make all decisions that would have a significant effect on the joint venture.

In addition, Carbiz determined that the two variable interest holders (Carbiz and Jonross) are a “related party group” as discussed in paragraph 16 and 17 of FIN46(R).

The board of directors and management of the joint venture consist of Carbiz’s Chief Executive Officer, President and two of its directors who are also principals of Jonross and Medipac International Inc., an entity controlled by one of such directors that is also a significant shareholder and debt holder of Carbiz. Because this related party group is made up of the two variable interest holders that hold all of the variable interest and they are related parties, Carbiz is guided by paragraph 17’s provisions to determine which party within the related party group is most closely associated with the variable interest entity and, therefore, is its primary beneficiary.

Carbiz determined that it was the party most closely associated and, therefore, the primary beneficiary of the variable interest entity based, in part, on the following:

  Jonross, the other joint venture member, is a real-estate holding company with a very limited active business.
  Carbiz, on the other hand, is an active business involved in the US automotive business. Carbiz’s client base is made up of used and new automobile dealers,

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June 30, 2006

  with over 80% of Carbiz’s clients specifically in the used vehicle business, and Carbiz believes that this is very closely aligned with the joint venture business.
  Carbiz’s portion of the joint venture significantly influenced the design of the joint venture business and the determination of its primary operations, products and services.
  Carbiz’s business is substantially similar in nature to the activities of the joint venture.
  The products and services of the joint venture are regularly transferred to and from other Carbiz locations.
  Carbiz’s employees and management are involved in managing the operations of the joint venture.

Accordingly, Carbiz believes that it is the primary beneficiary of the joint venture and the 50% ownership of Jonross should be accounted for in consolidation as a non-controlling (minority) interest. This guidance is disclosed in Note 4 to the year ended January 31, 2006 financial statements contained in the Form SB-2 Amendment.

SEC COMMENT:

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1

17.

We note in your response to previous comment 65 that you issued convertible debentures to only 4 individuals and that disclosure elsewhere indicates that other investors in the original purchase of the debentures in 2004 were paid out because they did not wish to extend the maturity date. However, it appears that the selling shareholder table reflects the resale of shares underlying the debentures by more than 4 persons. Please advise.

CARBIZ’S RESPONSE:

As described on pages II1 – II3 of the Form SB-2 Amendment, certain of Carbiz’s debenture holders elected to have the principal and interest repaid on their debentures upon maturity, whereas other debenture holders agreed to an extension of the maturity date on their debentures. For those debenture holders who sought to be repaid, Carbiz used the proceeds from the sale of four additional debentures to repay such debenture holders. As a result of such transactions, Carbiz currently has a total of 15 debenture holders.

***

Thank you for your assistance in this matter. Carbiz welcomes the opportunity to discuss

TROUTMAN SANDERS LLP
A T T O R N E Y S  A T  L A W

Mr. Owen Pinkerton
June 30, 2006

the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (757) 687-7715.

Sincerely,

/s/ Thomas M. Rose
Thomas M. Rose

cc:	Charito Mittelman, U.S. Securities and Exchange Commission Scott Reeves, TingleMerrett LLP
Carl Ritter, Carbiz Inc.